U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-23938
                                                        CUSIP NUMBER:  786474106
(Check One):

[ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X]  Form 10-Q  [ ]  Form N-SAR

For Period Ended: October 10, 2000

[ ]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition  Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

                      Safety Components International, Inc.
                             Full Name of Registrant

                      -------------------------------------
                            Former Name if Applicable


                                29 Stevens Street
           Address of Principal Executive Offices (Street and Number)


                        Greenville, South Carolina 29605
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the subject Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On October 11, 2000, the Registrant emerged from the United States Bankruptcy Court for the District of Delaware for reorganization under Chapter 11 of the United States Bankruptcy Code. The Registrant has had to deal with an extensive amount of work relating to the Registrant's bankruptcy filing, establishing exit financing credit facilities and recording the effects of the fair value adjustments and debt cancellation impacts coinciding with emergence from Bankruptcy Court in its financial statements (e.g. "fresh start" accounting). Additionally, the Company has had to record the effects relating to the discontinued operations for a segment of its business. The Company intends to file its Form 10-Q no later than 5 days from November 24, 2000 (such date is November 29, 2000).

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

        Brian Menezes                 864                   240-2600
           (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          As disclosed in its Form 8-K filing for the date October 11, 2000, the Registrant reported its emergence from the Bankruptcy Court. Accordingly, the application of Statement of Position 90-7 ("SOP 90-07" or fresh start accounting), as required under U.S. GAAP, is necessary. Additionally, the Company will record a segment of its business, previously defined as "non-core", as "discontinued operations" per U.S. GAAP. Such adjustments associated with the recording of SOP 90-7 and discontinued operations are substantial.

                      Safety Components International, Inc.

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     November 27, 2000                   By: /s/ Brian Menezes
                                                  ------------------------------
                                                  Brian Menezes
                                                  Chief Financial Officer

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).